Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Nine Months Ended
		September 30,
		2004	2003
Earnings before fixed charges:
Income before income taxes and minority interest		$2,039	$1,714
Plus:	Fixed charges	824	823
Less:	Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary	–	6
	Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	6	18

Earnings available to cover fixed charges		$2,857	$2,513

Fixed charges (a):
Interest, including amortization of deferred financing costs		$709	$716
Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary		–	6
Interest portion of rental payment		115	101

Total fixed charges		$824	$823

Ratio of earnings to fixed charges		3.47x	3.05x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	September 30,
	2004	2003
Incurred by the Company’s PHH subsidiary	$230	$256
Related to the debt under management and mortgage programs incurred by the Company’s vehicle rental subsidiary	210	201
All other	269	259

The 2004 amounts are not comparable to the 2003 amounts due to the adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” on July 1, 2003.

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